ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

8 June 2007

Interests of directors or other persons discharging managerial responsibilities

Reed Elsevier received notification today that Mr Gerard van de Aast, a director of Reed Elsevier PLC and Reed Elsevier NV, acquired on 7 June 2007 1,805 Reed Elsevier PLC shares at 660.78p per share and 786 Reed Elsevier NV shares at €14.39 per share. As a result of these transactions Mr van de Aast’s interests in the ordinary share capital of Reed Elsevier is now 123,509 Reed Elsevier PLC ordinary shares and 120,194 Reed Elsevier NV ordinary shares.